SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

November 2, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

FIDO NAMES THAT TUNE
Audio recognition first in a series of entertainment services

Montreal, November 2, 2004 - Fido today announced its launch of Name That Tune, a music recognition service that allows customers to identify almost any song as soon as they hear it, whether they are in a bar, listening to the radio or at home watching TV. All customers have to do is call #DJ from their Fido and hold the handset up to the music source for approximately 30 seconds. The service will automatically hang up and then send a text message with the name of the artist and title of the song.

"We've all had the experience of hearing a song and not being able to remember the name or artist," said Rene Bousquet, Vice-President of Marketing for Microcell Solutions Inc. "Now, your Fido can come to the rescue. This service has been incredibly popular throughout Europe, and we expect to see the same excitement about it here. What's more, Fido customers are being given one free tryout of the new service."

The music recognition service, provided by Musicphone Inc. in partnership with Shazam Entertainment Ltd., is able to identify approximately two million tunes of almost any type of music, with the exception of classical and live performances. It relies on an audio recognition technology that can identify recorded audio segments, even under noisy conditions. The service recognizes songs in a number of languages, and the instructions and the text messaging interface are available in English and French.

Name That Tune is the first in a series of entertainment services Fido will be launching over the next few months. Customers will eventually have the option of directly downloading the identified song as a ringtone.

"More and more people carry only one communication tool - a wireless device - so their demand for fun and convenience is growing too," continued Mr. Bousquet. "Clearly, our customers see their handset as a source of musical entertainment, and we've already seen significant uptake in ringtone customization and the use of short codes to do such things as vote for Canadian Idol™ contestants."

As Fido's Name That Tune service is voice- and text-messaging-based, it is available to all customers, regardless of which handset they use or whether they subscribe to a monthly airtime package or use prepaid service. The service costs $1 per successful identification, plus applicable airtime. If the service is unable to identify a song, there is no charge to the customer. To celebrate the launch of Name That Tune, Fido customers can use the service for the first time free of charge. More information about Fido Service can be found at www.fido.ca.

About Microcell Solutions
Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The company offers a wide range of wireless voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc. Canadian Idol is a trademark of FremantleMedia North America Inc.

For more information:

Karen Berkhout
604 783-0701
karen.berkhout@microcell.ca

Diane Fabi
514 965-1426
diane.fabi@microcell.ca